CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2018 on (i) an actual basis, (ii) a pro forma basis to give effect to the issuance of 42,857,139 ordinary shares of Osmotica Pharmaceuticals plc as described under "The Reorganization" and (iii) a pro forma as adjusted basis to give effect to (a) the issuance of 42,857,139 ordinary shares of Osmotica Pharmaceuticals plc as described under "The Reorganization" and (b) the sale by us of 8,300,000 ordinary shares in this offering, at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds therefrom, as described under "Use of Proceeds," after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

| | As of June 30, 2018 | | |
	Actual	Pro Forma	Pro Forma As Adjusted[1]
		(in thousands)	
Cash and cash equivalents	$ 28,408	$ 28,408	$ 39,644
Long-term indebtedness			
Senior secured credit facility			
Term A Loan	$273,657	$273,657	$223,407
Term B Loan	49,750	49,750	—
Total senior secured credit facilities	$323,407	$323,407	$223,407
Deferred financing fees	(6,150)	(6,150)	(4,248)
Total senior secured credit facilities, net of deferred financing fees	$317,257	$317,257	$219,159
Current portion	(6,724)	(6,724)	(5,779)
Senior secured credit facilities — long-term portion	$310,533	$310,533	$213,380
Note payable — insurance financing	780	780	780
Total long-term indebtedness	$311,313	$311,313	$214,160
Capital lease obligations	287	287	287
Current portion	(110)	(110)	(110)
Capital lease obligations — long-term-portion	$ 177	$ 177	$ 177
Total long-term debt, net of deferred financing fees	$311,490	$311,490	$214,337
Equity			
Partners' capital	$421,316	$ —	$ —
Ordinary shares ($0.01 nominal value, 400,000,000 shares authorized; 42,857,139 shares issued and outstanding)	—	429	512
Additional paid-in capital	—	420,887	530,611
Retained earnings	—	—	—
Accumulated other comprehensive loss	(1,724)	(1,724)	(1,724)
Total equity	$419,592	$419,592	$529,399
Total capitalization	$731,082	$731,082	$743,736

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[1] As of June 30, 2018, the LIBOR rate margin for the Term A Loan and Term B Loan was 3.75% and 4.25%, respectively. To the extent our total leverage ratio, as defined in our senior secured credit facilities, is equal to or less than 2.00 to 1.00 following the consummation of this offering and the

application of the net proceeds therefrom, the LIBOR rate margin on the Term A Loan would be reduced to 3.25%. Our senior secured credit facilities also permit us, at our option, to use the net proceeds of this offering to repay the Term B Loan without making a corresponding prepayment of the Term A Loan, to the extent our total leverage ratio, as defined in our senior secured credit facilities, is equal to or less than 2.00 to 1.00 following the consummation of this offering and the application of the net proceeds therefrom. See "Description of Certain Indebtedness — Senior Secured Credit Facilities.''

DILUTION

If you invest in our ordinary shares, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for the presently outstanding ordinary shares. We calculate net tangible book value per share by dividing the net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of outstanding ordinary shares.

Our net tangible book value at June 30, 2018 was approximately $(286.1) million, or $(6.68) per share. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," our pro forma net tangible book value at June 30, 2018 would have been approximately $(272.9) million, or $(5.34) per share. This represents an immediate increase in net tangible book value per share of $1.34 to existing shareholders and an immediate decrease in net tangible book value per share of $20.34 to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share	$15.00
Net tangible book value per share at June 30, 2018...................	$ (6.68)
Increase per share attributable to new investors in this offering	1.34
Pro forma net tangible book value per share after this offering	(5.34)
Dilution per share to new investors	$20.34

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to this offering would be $(4.88) per share. This represents an increase in pro forma net tangible book value of $1.80 per share to existing shareholders and dilution in pro forma net tangible book value of $19.88 per share to you.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value after giving effect to this offering by $7.7 million, or by $0.15 per share, assuming no change to the number of our ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of June 30, 2018, the number of our ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and to be paid by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	42,857,139	84%	$640,329,600	84%	$14.94
New investors	8,300,000	16	124,500,000	16	15.00
Total	51,157,139	100%	764,829,600	100%	$14.95

The number of ordinary shares to be outstanding after this offering is based on 42,857,139 ordinary shares outstanding as of June 30, 2018 and excludes the following:

- 3,015,566 ordinary shares issuable upon exercise of equity options issued and outstanding under the 2016 Plan at a weighted-average exercise price of $14.96 per share; and
- 4,092,571 ordinary shares reserved for issuance under the 2018 Plan.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of our ordinary shares are made, there may be further economic dilution to new investors.